Press Release SR #11-05
Steve Johnston
steve@sutclifferesources.com
Toll free 1-877-233-2244

January 12, 2006

Sutcliffe Resources Ltd. (SR – TSX.V) is pleased to report that it has entered into an exclusive arrangement with Chukot Gold Ltd. to acquire that company’s rights in respect of tenders for four mineral properties in the Chukotka Autonomous Region of the Russian Federation.

Chukotka is an autonomous Okrug, or region, located in northeast Russia. It is considered very prospective for gold mineralization and has been the subject of increasing interest to North American mining companies since it began a rebuilding process under the direction of its current Governor, Roman Abramovich, approximately five years ago. The government’s financial commitment to both infrastructure and capital budget during that period has been reported at US$1,000,000,000. Governor Abramovich has recently been re-appointed for a further five year term by Russian President Vladamir Putin, and the government’s financial commitment during the current term is expected to be another US$1,000,000,000.

The Russian government’s investment in Chukotka opened up the area for mineral exploration and development, and results from exploration carried on many years ago, during Soviet times, have identified many prospective acquisition targets. The best known project is Bema Gold Corporation’s “Kupol” gold and silver property. During December, 2002, Bema Gold Corporation announced that it had completed the terms of a definitive agreement with the Government of Chukotka to acquire up to a 75% interest in the “Kupol” property. On June 3, 2005, Bema announced that the results of its Kupol feasibility study indicated that development of the Kupol project, in which the Chukotka Government is a 25% stakeholder, would be technically and economically feasible. Bema reported that it contemplated the simultaneous commencement of open pit and underground mining, and that the mine is expected to produce an average of approximately 550,000 ounces of gold per year (100% basis) at an operating cash cost of $47 per ounce and a total cash cost of $88 per ounce for a minimum of 6.5 years (using silver at an assumed price of $5.75 per ounce as a credit against operating costs).

Chukot Gold Ltd., a Russian corporation, has submitted tenders to the Chukotka Government to acquire a 75% interest in one or more of four mineral properties in Chukotka and one mineral property in Yakutsk. Those tenders have been accepted by the government as being in proper form, thereby qualifying Chukot Gold to proceed to the so-called “auction” stage, during which it will compete with other tendering companies which have also qualified to determine which company succeeds in acquiring the exploration and exploitation rights to each property. Chukot Gold does not have the financial resources required to proceed through that auction process. Sutcliffe has therefore paid US$50,000 to Chukot Gold to secure the right, at its option, to either take an assignment of those property rights or to acquire the shares of Chukot Gold when and if

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one or more of the subject tenders is accepted by the Russian government. That payment will serve to reimburse Chukot Gold for certain of its out-of-pocket expense to date and cover some of its initial expenses of the auction process. It is Sutcliffe’s intention to proceed to the next stage with Chukot Gold at such time, if any, as Chukot Gold acquires the rights to one or more of the mineral properties in respect of which it has tendered. The consideration and other terms for any such acquisition will be dependent on the characteristics of any property or properties in which an interest is ultimately acquired by Chukot Gold.

On behalf of the board of directors,

“Laurence Stephenson”

Laurence Stephenson P.Eng, MBA
President

For further information please visit our website www.sutclifferesources.com or contact L. Stephenson at 604-608-0223 or Steve Johnston at toll free 1-877-233-2244.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risk factors and uncertainties which may cause actual results to vary considerably from these statements.

      420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223 • Fax: 604.608.0344 • North America Toll-free: 1.877.233.2244